As filed with the Securities and Exchange Commission on March 3, 2004



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM T-3

                   APPLICATION FOR QUALIFICATION OF INDENTURE
                     UNDER THE TRUST INDENTURE ACT OF 1939
                    ________________________________________

                             TRANS-LUX CORPORATION
                              (Name of Applicant)

                              110 Richards Avenue
                        Norwalk, Connecticut 06856-5090
                    (Address of Principal Executive Offices)

          Securities to be Issued Under the Indenture to be Qualified:

    Title of Class                                 Amount
---------------------------------            -----------------------------------
8 1/4% Limited Convertible Senior            Up to a maximum aggregate principal
  Subordinated Notes due 2012                     amount of $15,000,000

                    ________________________________________

          Approximate date of proposed public offering:  March 2, 2004
                    ________________________________________

                                Angela D. Toppi
              Executive Vice President and Chief Financial Officer
                             Trans-Lux Corporation
                              110 Richards Avenue
                        Norwalk, Connecticut 06856-5090

                    (Name and Address of Agent for Service)

                                With a copy to:

                              Gerald Gordon, Esq.
                      Weisman Celler Spett & Modlin, P.C.
                                445 Park Avenue
                            New York, New York 10022



The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

                                    Form T-3

                                    GENERAL


ITEM 1:  GENERAL INFORMATION.

    (a) The Applicant, Trans-Lux Corporation (the "Company" or "Trans-Lux"), is a corporation.
    (b) The Company is incorporated under the laws of Delaware.

ITEM 2:  SECURITIES ACT EXEMPTION APPLICABLE.

    Upon the terms set forth in an Offering Memorandum dated March 2, 2004, and the related Letter of Transmittal (which together constitute the "Exchange Offer"), the Company is offering to exchange its 8 1/4% Limited Convertible Senior Subordinated Notes due 2012 (the "New Notes") for up to $15,000,000 principal amount of its outstanding 7 1/2% Convertible Subordinated Notes due 2006 (the "Old Notes"). The Company will extend the Exchange Offer to all holders of its outstanding Old Notes. Each holder of Old Notes that participates in the Exchange Offer will receive, for each $1,000 principal amount of Old Notes properly tendered and not withdrawn, $1,000 principal amount of New Notes. If the Exchange Offer is completed, the New Notes will be governed by the indenture (the "New Indenture") to be qualified under this Application for Qualification on Form T-3 (this "Application").

    No tenders of the Old Notes will be accepted before the effective date of this Application.

    There have not been and there are not to be any sales of securities of the same class as the New Notes by the Company or by or through an underwriter at or about the same time as the Exchange Offer.

    The Company is making the Exchange Offer in reliance on Section 3(a)(9) of the Securities Act of 1933, as amended ("Securities Act"), to exempt the Exchange Offer from the registration requirements of the Securities Act. The Company has not paid or given, and will not pay or give, directly or indirectly, any commission or remuneration to any broker, dealer, salesman, agent or other person for soliciting tenders in the Exchange Offer. To the extent solicitations are undertaken by the Company's officers and employees, such officers and employees will not receive additional compensation for making such solicitations.

    The Company has not retained a dealer-manager in connection with the Exchange Offer. The Company has engaged Wells Fargo Bank, N.A., as exchange agent in connection with the Exchange Offer.

    The above-mentioned agent will receive reasonable and customary fees. None of the fee arrangements are conditioned on the success of the Exchange Offer and such agent is not authorized to solicit the exchange of Old Notes in the Exchange Offer.

    No holder of Old Notes has made or will be requested to make any cash payment in connection with the Exchange Offer, other than the payment of any applicable taxes, in accordance with the terms of the Offering Circular and related Letter of Transmittal.

                                  AFFILIATIONS

ITEM 3:  AFFILIATES.


    (a) Set forth below are all subsidiaries of the Company, all of which are wholly owned by the Company.

<CAPTIONS>

Subsidiary                                        Jurisdiction of Incorporation
_________________________________                 ______________________________

Trans-Lux Canada Ltd.                             Canada
Trans-Lux Castle Rock Corporation (2)             Colorado
Trans-Lux Cinema Consulting Corporation (4)       California
Trans-Lux Cocteau Corporation (6)                 New Mexico
Trans-Lux Colorado Corporation (6)                Colorado
Trans-Lux Desert Sky Corporation (6)              Arizona
Trans-Lux Display Corporation                     Delaware
Trans-Lux DreamCatcher Corporation (6)            New Mexico
Trans-Lux Durango Corporation (5)                 Colorado
Trans-Lux Experience Corporation                  New York
Trans-Lux Four Corners Corporations (5)           New Mexico
Trans-Lux High Five Corporation (6)               Colorado
Trans-Lux Holding Corporation                     Connecticut
Trans-Lux Investment Corporation                  Delaware
Trans-Lux Laramie Corporation (6)                 Wyoming
Trans-Lux Loma Corporation (6)                    New Mexico
Trans-Lux Los Lunas Corporation (5)               New Mexico
Trans-Lux Loveland Corporation (6)                Colorado
Trans-Lux Midwest Corporation                     Iowa
Trans-Lux Montezuma Corporation (5)               New Mexico
Trans-Lux Movie Operations Corporation (4)        Texas
Trans-Lux Multimedia Corporation                  New York
Trans-Lux New Mexico Corporation (6)              New Mexico
Trans-Lux Pennsylvania Corporation (2)            Pennsylvania
Trans-Lux Pty Limited                             Australia
Trans-Lux Real Estate Corporation (4)             Texas
Trans-Lux Seaport Corporation                     New York
Trans-Lux Service Corporation                     New York
Trans-Lux Skyline Corporation (6)                 Colorado
Trans-Lux Southwest Corporation (6)               New Mexico
Trans-Lux Starlight Corporation (6)               New Mexico
Trans-Lux Storyteller Corporation (6)             New Mexico
Trans-Lux Summit Corporation (5)                  Colorado
Trans-Lux Syndicated Programs Corporation         New York
Trans-Lux Taos Corporation (5)                    New Mexico
Trans-Lux Theatres Corporation (1)                Texas
Trans-Lux Valley Corporation (5)                  Arizona
Trans-Lux West Corporation                        Utah
Trans-Lux Wyoming Corporation (5)                 Wyoming

(1)     Wholly-owned subsidiary of Trans-Lux Investment Corporation.
(2)     Wholly-owned subsidiary of Trans-Lux Theatres Corporation.
(3)     Wholly-owned subsidiary of Trans-Lux Syndicated Programs Corporation.
(4)     Wholly-owned subsidiary of Trans-Lux Holding Corporation.
(5)     Wholly-owned subsidiary of Trans-Lux Real Estate Corporation
(6)     Wholly-owned subsidiary of Trans-Lux Movie Operations Corporation

    See Item 4 for directors and executive officers of the Company, some of whom may be deemed to be affiliates of the Company by virtue of their position, and
Item 5 for owners of more than 10% of the Company's voting securities, who may be deemed affiliates of the Company by virtue of their stock ownership.


                             MANAGEMENT AND CONTROL


ITEM 4.  DIRECTORS AND EXECUTIVE OFFICERS.

    (a) The following table sets for the names and all offices of all directors and executive officers of the Company and all persons chosen to become directors or executive officers. The address for each director and officer listed below is c/o Trans-Lux Corporation, 110 Richards Avenue, Norwalk, Connecticut 06856-5090.


    The directors and executive officers of the Company are as follows:

<CAPTIONS>


    Names                                       Office
Michael R.  Mulcahy                  President, Co-Chief Executive Officer and Director
Thomas Brandt                        Executive Vice President, Co-Chief Executive Officer
                                     and Director
Matthew Brandt                       Executive Vice President and a Director
Al L.  Miller                        Executive Vice President
Angela D.  Toppi                     Executive Vice President, Treasurer, Secretary
                                     and Chief Financial Officer
Karl P.  Hirschauer                  Senior Vice President
Thomas F.  Mahoney                   Senior Vice President
Steven Baruch                        Director
Richard Brandt                       Director
Howard Brenner                       Director
Jean Firstenberg                     Director
Robert Greenes                       Director
Gene Jankowski                       Chairman of the Board (Non-executive Officer)
                                     and Director
Victor Liss                          Director
Howard S. Modlin                     Director


ITEM 5.  PRINCIPAL OWNERS OF VOTING SECURITIES.


    (a) Presented below is certain information regarding each person known by the Company to beneficially own 10% or more of the Company's Class B
        Stock as of February 29, 2004:

<CAPTIONS>

                                                                        Amount                       Percent
                                                                      Beneficially      Percent       of all
Name, Status and Mailing Address                   Title of Class       Owned          of Class      Classes
--------------------------------                   --------------     ------------     --------      -------

Richard Brandt...............................      Class B Stock      125,208 (1)       43.55%         9.93%
Director, Consultant and beneficial owner of
more than 10% of Trans-Lux's Class B Stock
110 Richards Avenue
Norwalk, CT  06856-5090


                                       4

<CAPTIONS>

                                                                        Amount                       Percent
                                                                      Beneficially      Percent       of all
Name, Status and Mailing Address                   Title of Class       Owned          of Class      Classes
--------------------------------                   --------------     ------------     --------      -------

Matthew Brandt...............................     Class B Stock        41,700           14.50%         3.31%
Director, Executive Vice President and
beneficial owner of more than 10% of
Trans-Lux's Class B Stock
110 Richards Avenue
Norwalk, CT  06856-5090

Thomas Brandt................................     Class B Stock        41,700           14.50%         3.31%
Director, Executive Vice President, Co-Chief
Executive Officer and beneficial owner of more
than 10% of Trans-Lux's Class B Stock
110 Richards Avenue
Norwalk, CT  06856-5090

Franklin Resources, Inc......................     Common Stock        570,898 (2)       36.97%        31.17%
Beneficial owner of more than 10% of
Trans-Lux's Common Stock
One Franklin Parkway
San Mateo, CA  94403-1906

Gabelli Funds, LLC...........................     Common Stock        368,887 (3)       29.94%        24.28%
Beneficial owner of more than 10% of
Trans-Lux's Common Stock
One Corporate Center
Rye, NY  10580-1434
___________________

(1) The amount includes 4,232 shares of Class B Stock owned by his wife.

(2) Based on Schedule 13G, Amendment No.  5, dated February 12, 2004 by Franklin
    Resources, Inc., a parent holding company, Charles B.  Johnson and Rupert H.
    Johnson, Jr., principal shareholders of said company and Franklin Advisers,
    Inc., an investment adviser.  The amount includes 570,898 shares of Common
    Stock acquirable upon conversion of $8,000,000 principal amount of the Notes beneficially owned by one or more open or closed-end investment companies or other managed accounts which are advised by direct and indirect investment advisory subsidiaries of Franklin Resources, Inc., each of which is a registered investment advisor and which have all voting and investment power over the
    Notes.

(3) Based on Schedule 13D, Amendment No. 42 dated February 24, 2004 by Gabelli Funds, LLC, parent holding company and registered investment adviser, the amount includes 258,687 shares of Common Stock acquirable upon conversion of $3,625,000 principal amount of the Notes. All securities are held as agent for the account of various investment company fund accounts managed by such reporting person. Except under certain conditions, Gabelli Funds, LLC has sole voting power and sole dispositive power over such shares.

                                  UNDERWRITERS

ITEM 6.  UNDERWRITERS.

    (a) Within the three years prior to the date of the filing of this Application, no person acted as an underwriter of any securities of the Company which were outstanding on the date of this Application.

    (b) No person is acting as principal underwriter of the securities proposed to be offered pursuant to the New Indenture.


                               CAPITAL SECURITIES

ITEM 7.  CAPITALIZATION.


    (a) The following table sets forth certain information with respect to each authorized class of securities of the Company as of February 29, 2004.

<CAPTIONS>


               Title of Class                        Amount Authorized       Amount Oustanding
               --------------                        -----------------       -----------------
Common Stock, par value $1.00 per share                    5,500,000                973,243

Class B Stock, par value $1.00 per share                   1,000,000                287,505

Class A Stock, par value $1.00 per share                   3,000,000               - NONE -

Preferred Stock, par value $1.00 per share                   500,000               - NONE -

7 1/2% Convertible Subordinated Notes due 2006           $31,625,000           $30,177,000

9 1/2% Subordinated Notes due 2012                       $ 1,057,000           $ 1,057,000





                                         INDENTURE SECURITIES

ITEM 8.  ANALYSIS OF INDENTURE PROVISIONS.

    The New Notes will be issued pursuant to the Indenture ("New Indenture") to be entered into between the Company, as issuer, and Wells Fargo Bank, N.A. The following is an analysis of the New Indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended. Capitalized terms used below and not defined herein have the same meanings as in the New Indenture. The following description is qualified in its entirety by reference to the New Indenture, which is attached as an exhibit hereto.

    Pursuant to the New Indenture, an "Event of Default" means any one of the following events:

    (a) Events of Default (Section 7.01):

    (i) failure to pay principal of or premium, if any, on any New Note when due, whether or not such payment is prohibited by the subordination provisions of the New Indenture;

    (ii) failure to pay any interest on any New Note when due, continued for 30 days, whether or not such payment is prohibited by the subordination provisions of the New Indenture;

    (iii) default in the payment of the Repurchase Price in respect of any New Note on the Repurchase Date therefor, whether or not such payment is prohibited by the subordination provisions of the New Indenture;

    (iv) failure to perform or breach of any other covenant of the Company in the New Indenture, which continues for 60 days after written notice as provided in the New Indenture; and

    (v) certain events of bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary. (Section 7.01)

    (b) Withholding of Notice of Default

Subject to the provisions of the New Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the New Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Section 8.01) Subject to the Trustee being offered reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding New Notes will have the right by written instruction to the Trustee, to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. (Section 7.05)

If an Event of Default shall occur and be continuing, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the Outstanding New Notes may accelerate the maturity of all New Notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the Holders of a majority in aggregate principal amount of the Outstanding New Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the New Indenture. (Section 7.02). The Holders of a majority in aggregate principal amount of the Outstanding New Notes may waive any past default or right under the New Indenture, except (i) a default in payment of principal, premium or interest,
(ii) the right of a Holder to redeem or convert the New Note or (iii) with respect to any covenant or provision of the New Indenture that requires the consent of the Holder of each Outstanding New Note affected. (Section 7.04)

     (c) Authentication and Delivery of the Securities and Application of Proceeds.

The New Notes will be unsecured senior subordinated obligations of the Company, will be limited to an aggregate principal amount of $15,000,000 (subject to increase in the event the Exchange Offer is oversubscribed up to a maximum principal amount of $30,177,000 and the Company amends the Exchange Offer to accept tenders in excess of $15,000,000 of Old Notes) and will mature on March 1, 2012. The New Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiples thereof. (Section 2.02) There will be no cash proceeds from the issuance of the New Notes.

    (d)     Evidence of Compliance with Conditions and Covenants

The New Indenture provides that the Company will deliver to the Trustee, within 95 days after the end of each fiscal year, an officers' certificate, stating as to each signer thereof that he or she is familiar with the affairs of the Company and whether or not to his or her knowledge the Company is in default in the performance and observance of any of the Company's obligations under the New Indenture and if the Company shall be in default, specifying all such defaults of which he or she has knowledge and the nature and status thereof. (Section 6.04)

ITEM 9.  OTHER OBLIGORS.

There is no other Obligor on the New Notes other than the Company.

Contents of Application for Qualification.  This Application for
Qualification comprises:


Pages numbered 1 to 32 consecutively (including an attached Exhibit Index).

The Statement of eligibility and qualification of the trustee under the indenture to be qualified.

The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

Exhibit T3A         Form of Restated Certificate of Incorporation of the Company
                    (incorporated by reference to Exhibit 3.1 to the Company's
                    Registration Statement No.  333-15481).

Exhibit T3B         Bylaws of Company (incorporated by reference to Exhibit (b)
                    to the Company's Annual Report on Form 10K for the year ended December 31, 2001).

Exhibit T3C         Form of New Indenture between the Company and the Trustee
                    (incorporated by reference to Exhibit (d)(1) to Form T-0).

Exhibit T3D         Not Applicable.

Exhibit T3E-1       Offering Circular dated February 23, 2004 (incorporated by reference to Exhibit (a)(1)(A) to Form T-0).

Exhibit T3E-2       Letter of Transmittal (incorporated by reference to Exhibit
                    (a)(1)(B) to Form T-0).

Exhibit T3E-3       Letter to Broker-Dealers (incorporated by reference to
                    Exhibit (a)(1)(D) to Form T-0).

Exhibit T3E-4       Letter to Clients (incorporated by reference to Exhibit
                    (a)(1)(E) to Form T-0).

Exhibit T3E-5       Notice of Guaranteed Delivery (incorporated by reference to
                    Exhibit (a)(1)(C) to Form T-0).

Exhibit T3F         Cross reference sheet showing the location in the New
                    Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust
                    Indenture Act of 1939 (included as part of Exhibit T3C).

Exhibit T3G         Statement of eligibility and qualification of the Trustee on
                    Form T-1 filed herewith.

                                   SIGNATURE


Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Trans-Lux Corporation, a corporation organized and existing under the laws of Delaware, has duly caused this Application for Qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Norwalk, State of Connecticut, on the 3rd day of March, 2004.

                                    TRANS-LUX CORPORATION


                                    By:/s/ Angela D. Toppi
                                       ---------------------------------
                                    Name:  Angela D. Toppi
                                    Title: Executive Vice President


Attest:/s/ Todd Dupee
       ----------------
Name:  Todd Dupee
Title: Assistant Vice President

                                 EXHIBIT INDEX
Exhibit T3A         Form of Restated Certificate of Incorporation of the Company
                    (incorporated by reference to Exhibit 3.1 to the Company's
                    Registration Statement No.  333-15481).

Exhibit T3B         Bylaws of Company (incorporated by reference to Exhibit (b)
                    to the Company's Annual Report on Form 10K for the year ended December 31, 2001).

Exhibit T3C         Form of New Indenture between the Company and the Trustee
                    (incorporated by reference to Exhibit (d)(1) to Form T-0).

Exhibit T3D         Not Applicable.

Exhibit T3E-1       Offering Circular dated February 23, 2004.  (Incorporated by reference to Exhibit (a)(1)(A) to Form T-0).

Exhibit T3E-2       Letter of Transmittal (Incorporated by reference to Exhibit
                    (a)(1)(B) to Form T-0).

Exhibit T3E-3       Letter to Broker-Dealers (incorporated by reference to
                    Exhibit (a)(1)(D) to Form T-0).

Exhibit T3E-4       Letter to Clients (incorporated by reference to Exhibit
                    (a)(1)(E) to Form T-0).

Exhibit T3E-5       Notice of Guaranteed Delivery (incorporated by reference to
                    Exhibit (a)(1)(C) to Form T-0).

Exhibit T3F         Cross reference sheet showing the location in the New
                    Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust
                    Indenture Act of 1939 (included as part of Exhibit T3C).

Exhibit T3G         Statement of eligibility and qualification of the Trustee
                    on Form T-1 filed herewith.